The Phoenix Edge Series Fund
                                101 Munson Street
                              Greenfield, MA 01301

June 30, 2005

Mr. Jason Fox
United States Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE:           The Phoenix Edge Series Fund


Dear Mr. Fox,

This letter responds to your oral comments received on June 6, 2005, regarding the financial statements contained in the annual reports of the various Series of The Phoenix Edge Series Fund, which were filed with the Commission on Form N-CSR on March 9, 2005. We appreciate the opportunity to address your comments regarding the current disclosure contained in the Financial Statements of certain of the Series.

We have organized the comments you presented and our response to such comments, in the order in which they were delivered.

1. You requested that a statement be added to note that total return information in the management commentary and in the expense exhibits does not include charges of insurance separate accounts, and if such charges were included, returns would be lower.

Response:    The Fund is organized with series which are available only to the subaccounts of the Phoenix Life Variable Accumulation Account,
             Phoenix Life Variable Universal Life Account, PHL Variable
             Accumulation Account, PHLVIC Variable Universal Life Account,
             Phoenix Life and Annuity Variable Universal Life Account, and
             Phoenix Life Separate Accounts C and D, and Home Life Separate
             Account B. We will include the requested disclosures in our financial statement reports in the future.

2. You requested that a disclosure be added with respect to any warrants held, stating exercise price and date of expiration.

Response:    This disclosure will appear in all future financial statement filings.

3. With respect to your review of the Statement of Operations of Phoenix-Aberdeen International, you asked if the fund had paid any foreign capital gains tax and/or if a liability exists.

Response:    The fund has not paid any such tax and no liability exists. The
             Indian security on the Schedule of Investments (ICIC Bank Ltd -
             ADR) is traded in the U.S. market not India; therefore, there is no liability for capital gains taxes.

4. With respect to Note 3 to the Financial Statements: You noted that the Alliance/Bernstein Enhanced Index Series was not included in the second table showing subadvisers.

Response:    This was an inadvertent clerical omission that will be corrected in future filings. Later in the same Note 3 there is disclosure of the fee arrangement between the Adviser, Phoenix Variable Advisers, and the Subadviser, noted as Alliance, for this fund.

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This letter incorporates by reference the "Tandy Letter" signed by an officer of the Trust and attached hereto as Exhibit A.

We trust that these responses address your comments.

If you have further questions, please do not hesitate to contact me at 860-403-5246.

                                Very truly yours,

                                /s/ Kevin S. Carr
                                -----------------
                                Kevin S. Carr, Esquire
                                Secretary and Chief Legal Officer

                                    EXHIBIT A
                          The Phoenix Edge Series Fund
                                101 Munson Street
                              Greenfield, MA 01301

June 30, 2005

Mr. Jason Fox
United States Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE:          The Phoenix Edge Series Fund


In connections with the Fund's response to certain oral comments received from the Commission staff on June 6, 2005, with respect to the financial statements of its series filed on Form N-CST on March 9, 2005 ("Financial Statements"), the Fund is providing the following, as instructed:

Tandy Representation

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
     o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions concerning this letter to Kevin J. Carr, Esquire, Secretary and Chief Legal Officer of the Fund, at 860-403-5246.

                                    Very truly yours,

                                    /s/ Philip K. Polkinghorn
                                    Philip K. Polkinghorn
                                    President, The Phoenix Edge Series Fund